Exhibit 3(nn)

CERTIFICATE OF FORMATION

OF LUMINANT MINERAL DEVELOPMENT COMPANY LLC

(1)	The name of the filing entity being formed is Luminant Mineral Development Company LLC (the “Company”).

(2)	The Company will be a Texas limited liability company.

(3)	The purpose for which the Company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

(4)	The period of duration of the Company is perpetual, or until the earlier dissolution of the Company in accordance with the provisions of the Company’s limited liability company agreement.

(5)	The address of the Company’s initial registered office is 350 N. St. Paul Street, Suite 2900, Dallas, Texas 75201. The name of the Company’s initial registered agent at such address is CT Corporation System.

(6)	The Company will be managed by managers. The names and addresses of the initial managers are as follows: David A. Campbell, 1601 Bryan Street, Dallas, Texas 75201 and M. S. Greene, 1601 Bryan Street, Dallas, Texas 75201.

(7)	The Company is being formed under a plan of conversion. The converting entity (the “Converting Entity”) is TXU Mineral Development Company I LP, a Texas limited partnership. The Converting Entity was formed in the State of Texas on April 20, 2006. The address of the Converting Entity is 1601 Bryan Street, Dallas, Texas 75201.

Executed this 1st day of October, 2007.

LUMINANT MINERAL DEVELOPMENT COMPANY LLC

By:	/s/ Jared S. Richardson
Name:	Jared S. Richardson
Title:	Asst. Secretary